FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

Date: November 14, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and six months ended September 30, 2011 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2011	September 30, 2011
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,471	¥254,963
Short-term investments in debt securities (Notes 4 and 5)	44,012	45,145
Other short-term investments (Note 4)	201,817	182,170
Trade receivables:
Notes	19,536	15,911
Accounts	208,404	199,360
Less allowances for doubtful accounts and sales returns	(4,795)	(4,300)

	223,145	210,971
Inventories (Note 6)	232,899	254,491
Advance payments	72,207	69,845
Deferred income taxes	43,035	44,370
Other current assets (Notes 5, 7 and 8)	38,915	42,336

Total current assets	1,129,501	1,104,291
Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	377,075	380,215
Other long-term investments (Notes 4, 5 and 7)	16,804	18,992

Total investments and advances	393,879	399,207
Property, plant and equipment:
Land	59,638	59,848
Buildings	288,992	290,972
Machinery and equipment	706,474	694,705
Construction in progress	7,227	12,594
Less accumulated depreciation	(814,577)	(805,126)

Total property, plant and equipment	247,754	252,993
Goodwill (Note 3)	64,701	72,433
Intangible assets (Note 3)	42,160	44,100
Other assets (Note 7)	68,571	62,275

Total assets	¥1,946,566	¥1,935,299

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2011	September 30, 2011
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥7,852	¥5,735
Current portion of long-term debt (Note 5)	10,687	10,285
Trade notes and accounts payable	101,265	92,190
Other notes and accounts payable	61,226	58,499
Accrued payroll and bonus	49,092	50,797
Accrued income taxes	18,069	20,993
Other accrued liabilities	24,337	22,116
Other current liabilities (Notes 5 and 8)	28,087	24,382

Total current liabilities	300,615	284,997
Non-current liabilities:
Long-term debt (Note 5)	24,538	21,019
Accrued pension and severance liabilities (Note 9)	28,924	26,134
Deferred income taxes	90,005	94,976
Other non-current liabilities	19,125	16,118

Total non-current liabilities	162,592	158,247

Total liabilities	463,207	443,244
Commitments and contingencies (Note 11)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,336	162,475
Retained earnings	1,268,548	1,302,470
Accumulated other comprehensive income (Note 8)	(75,633)	(99,209)
Common stock in treasury, at cost	(50,691)	(51,219)

Total Kyocera Corporation shareholders’ equity	1,420,263	1,430,220
Noncontrolling interests	63,096	61,835

Total equity (Note 12)	1,483,359	1,492,055

Total liabilities and equity	¥1,946,566	¥1,935,299

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2010	2011
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥637,392	¥604,268
Cost of sales (Note 8)	448,119	427,322

Gross profit	189,273	176,946
Selling, general and administrative expenses (Notes 3 and 13)	107,515	109,183

Profit from operations	81,758	67,763
Other income (expenses):
Interest and dividend income	6,511	7,011
Interest expense (Note 8)	(1,125)	(1,016)
Foreign currency transaction gains, net (Note 8)	1,069	1,885
Other, net (Note 5)	1,280	(78)

Total other income (expenses)	7,735	7,802

Income before income taxes	89,493	75,565
Income taxes (Note 10)	23,670	24,838

Net income	65,823	50,727
Net income attributable to noncontrolling interests	(3,863)	(3,959)

Net income attributable to shareholders of Kyocera Corporation	¥61,960	¥46,768

Earnings per share (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥337.62	¥254.93
Diluted	337.62	254.93
Average number of shares of common stock outstanding:
Basic	183,519	183,457
Diluted	183,519	183,457

The accompanying notes are an integral part of these statements.

	Three months ended September 30,
	2010	2011
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥324,217	¥299,037
Cost of sales (Note 8)	229,377	211,431

Gross profit	94,840	87,606
Selling, general and administrative expenses (Notes 3 and 13)	53,685	53,156

Profit from operations	41,155	34,450
Other income (expenses):
Interest and dividend income	1,218	1,193
Interest expense (Note 8)	(553)	(501)
Foreign currency transaction gains, net (Note 8)	1,342	548
Other, net (Note 5)	8	(47)

Total other income (expenses)	2,015	1,193

Income before income taxes	43,170	35,643
Income taxes (Note 10)	8,921	11,658

Net income	34,249	23,985
Net income attributable to noncontrolling interests	(2,182)	(2,021)

Net income attributable to shareholders of Kyocera Corporation	¥32,067	¥21,964

Earnings per share (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥174.74	¥119.73
Diluted	174.74	119.73
Average number of shares of common stock outstanding:
Basic	183,519	183,446
Diluted	183,519	183,446

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2010	2011
	(Yen in millions)
Cash flows from operating activities:
Net income	¥65,823	¥50,727
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,191	34,393
Provision for doubtful accounts and loss on bad debts	1,089	225
Write-down of inventories	2,581	2,608
Foreign currency adjustments	995	(77)
Change in assets and liabilities:
(Increase) decrease in receivables	(28,460)	1,634
Increase in inventories	(33,645)	(36,086)
Decrease in advance payments	1,280	2,252
Increase in other current assets	(1,813)	(9,005)
Increase in notes and accounts payable	39,313	8,216
Increase in accrued income taxes	8,179	3,493
Increase (decrease) in other current liabilities	1,328	(1,953)
Decrease in other non-current liabilities	(923)	(2,993)
Other, net	(6,309)	(1,525)

Net cash provided by operating activities	82,629	51,909

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(8,911)	(3,010)
Payments for purchases of held-to-maturity securities	(37,697)	(42,747)
Proceeds from sales and maturities of available-for-sale securities	7,820	15,343
Proceeds from maturities of held-to-maturity securities	26,155	28,606
Acquisitions of businesses, net of cash acquired (Note 3)	(1,469)	(20,780)
Payments for purchases of property, plant and equipment	(27,638)	(33,301)
Payments for purchases of intangible assets	(4,714)	(2,427)
Proceeds from sales of property, plant and equipment, and intangible assets	154	487
Acquisition of time deposits and certificate of deposits	(174,583)	(146,434)
Withdrawal of time deposits and certificate of deposits	139,921	162,102
Other, net	711	922

Net cash used in investing activities	(80,251)	(41,239)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(516)	(1,500)
Proceeds from issuance of long-term debt	5,578	4,516
Payments of long-term debt	(7,987)	(7,019)
Dividends paid (Note 12)	(11,856)	(13,882)
Purchase of common stock in treasury	(22)	(530)
Reissuance of common stock in treasury	1	2
Other, net	(889)	(923)

Net cash used in financing activities	(15,691)	(19,336)

Effect of exchange rate changes on cash and cash equivalents	(12,234)	(9,842)

Net decrease in cash and cash equivalents	(25,547)	(18,508)
Cash and cash equivalents at beginning of period	313,126	273,471

Cash and cash equivalents at end of period	¥287,579	¥254,963

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained.

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and a variable interest entity for which Kyocera Corporation is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera have no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results approximate its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results approximate its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera directly write-off these receivables to expenses in the period incurred.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 70% and 69% at March 31, 2011 and September 30, 2011, respectively, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 59% and 62% at March 31, 2011 and September 30, 2011, and by other methods, including the average method for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment quarterly in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts in income. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements by fair value based on measurement method. Under the modified prospective method, Kyocera recognizes compensation costs which include:

(a)	compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and

(b)	compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(14) Research and development expenses and advertising expenses

Research and development expenses, are accounted for under ASC 730, “Research and Development”, are charged to operations as incurred. Advertising expenses, are accounted for under ASC 720-35, “Other Expenses—Advertising Costs”, are charged to operations as incurred.

(15) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(16) Recently adopted accounting standards

On April 1, 2011, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The amendments in this Update require a public entity that enters into business combination(s) to disclose revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(17) Recently issued accounting standards

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This accounting standard amends current U.S. GAAP to create more commonality with IFRSs by harmonizing definitions and disclosure requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This accounting standard will be effective during interim and annual periods beginning after December 15, 2011. The adoption of this accounting standard is not expected to have material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” In presenting other comprehensive income and its components in financial statement, this accounting standard eliminates the current option which is to present the components of other comprehensive income as part of the statement of equity. This standard also requires reclassifications between other comprehensive income and net income to be disclosed on the face of financial statements. This accounting standard will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. As this accounting standard is a provision for presentation, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. This accounting standard will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Reclassifications

Certain reclassifications and format changes have been made to the consolidated balance sheets at March 31, 2011, the consolidated statements of income for six and three months ended September 30, 2010 and the consolidated statements of cash flows for six months ended September 30, 2010 to conform to the current presentation.

3. BUSINESS COMBINATION

On July 11, 2011, Kyocera Fineceramics GmbH, a consolidated German subsidiary of Kyocera Corporation, acquired 100% of the outstanding common stock of Unimerco Group A/S, a Denmark-based industrial cutting tool manufacturing and sales company and made it a consolidated subsidiary with the aim of strengthening its cutting tool business. Unimerco Group A/S has changed its name to Kyocera Unimerco A/S on July 21, 2011.

Through this acquisition, Kyocera has expanded its sales sites throughout the principle parts of the European market and intends to increase sales of its product lines going forward. Furthermore, by adding Kyocera Unimerco A/S’s line of high-quality, high-precision, custom-made solid-type cutting tools to the Kyocera Group lineup, Kyocera will also be able to fully engage in the growing fields of cutting tools for aviation and wind power generation, as well as enter the woodworking market, thus expanding its business through the pursuit of synergies between the two companies.

The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Applied Ceramic Products Group.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.”

The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended September 30, 2011. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table. Acquisition-related costs of ¥160 million were included in selling, general and administrative expenses in the consolidated statement of income for the six months ended September 30, 2011.

July 11, 2011
(Yen in millions)
Current assets	¥5,400
Intangible assets	7,691
Other non-current assets	4,765

Total assets	17,856

Current liabilities	1,810
Non-current liabilities	4,872

Total liabilities	6,682

Total identified assets and liabilities	11,174

Purchase price (Cash)	22,494

Goodwill	¥11,320

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the amounts were immaterial.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

July 11, 2011
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥3,296
Unpatented technologies	2,735
Trademarks	1,318
Others	342

Total	¥7,691

The weighted average amortization periods for customer relationships, unpatented  technology and trademark are 20 years, 20 years and 10 years, respectively.

On August 31, 2011, Kyocera Mita India Pte. Ltd., a subsidiary of  Kyocera Mita Corporation, acquired information equipment sales business, related assets and liabilities from Kilburn Office Automation Ltd. to expand its sales channels in India. The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For reporting segment, it is reported in the Information Equipment Group. The acquisition did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2011 and September 30, 2011, included in short-term investments in debt securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2011				September 30, 2011
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥271,874	¥327,684	¥57,151	¥1,341	¥269,686	¥332,930	¥64,862	¥1,618
Investment trusts	3,454	3,590	225	89	3,446	2,965	110	591

Total equity securities	275,328	331,274	57,376	1,430	273,132	335,895	64,972	2,209

Corporate bonds	5,122	4,395	37	764	4,977	3,885	6	1,098
Hybrid financial instruments	11,976	11,976	—	—	1,995	1,995	—	—
Government bonds and public bonds	2,789	2,423	19	385	1,676	1,390	1	287
Other debt securities	563	554	32	41	459	433	29	55

Total debt securities	20,450	19,348	88	1,190	9,107	7,703	36	1,440

Total available-for-sale securities	295,778	350,622	57,464	2,620	282,239	343,598	65,008	3,649

Held-to-maturity securities:
Corporate bonds	51,901	52,035	208	74	62,335	62,305	139	169
Government bonds and public bonds	18,264	18,189	6	81	19,427	19,432	17	12
Others	300	300	0	—	—	—	—	—

Total held-to-maturity securities	70,465	70,524	214	155	81,762	81,737	156	181

Total	¥366,243	¥421,146	¥57,678	¥2,775	¥364,001	¥425,335	¥65,164	¥3,830

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and unconsolidated subsidiaries. Carrying amounts of these investments at March 31, 2011 and September 30, 2011, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2011	September 30, 2011
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥201,879	¥184,202
Non-marketable equity securities	15,376	15,354
Long-term loans	147	134
Investments in affiliates and unconsolidated subsidiaries	1,219	1,472

Total	¥218,621	¥201,162

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2011				September 30, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Corporate bonds	¥630	¥12	¥6	¥648	¥658	¥12	¥0	¥670
Hybrid financial instruments	—	11,976	—	11,976	—	1,995	—	1,995
Other debt securities	—	180	30	210	—	185	6	191

Total debt securities	630	12,168	36	12,834	658	2,192	6	2,856

Foreign currency forward contracts	—	331	—	331	—	6,659	—	6,659
Currency swaps	—	7	—	7	—	5	—	5

Total derivatives	—	338	—	338	—	6,664	—	6,664

Total current assets	630	12,506	36	13,172	658	8,856	6	9,520

Non-Current Assets:
Marketable equity securities	327,684	—	—	327,684	332,930	—	—	332,930
Investment trusts	331	3,259	—	3,590	291	2,674	—	2,965

Total equity securities	328,015	3,259	—	331,274	333,221	2,674	—	335,895

Corporate bonds	3,719	19	9	3,747	3,200	15	0	3,215
Government bonds and public bonds	2,423	—	—	2,423	1,390	—	—	1,390
Other debt securities	—	295	49	344	—	235	7	242

Total debt securities	6,142	314	58	6,514	4,590	250	7	4,847

Total non-current assets	334,157	3,573	58	337,788	337,811	2,924	7	340,742

Total assets	¥334,787	¥16,079	¥94	¥350,960	¥338,469	¥11,780	¥13	¥350,262

Current Liabilities:
Foreign currency forward contracts	¥—	¥3,626	¥—	¥3,626	¥—	¥264	¥—	¥264
Interest rate swaps	—	20	—	20	—	34	—	34

Total derivatives	—	3,646	—	3,646	—	298	—	298

Total current liabilities	¥—	¥3,646	¥—	¥3,646	¥—	¥298	¥—	¥298

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the six months ended September 30, 2010 and 2011.

The fair value of Level 3 investments is determined using input that is both unobservable and significant to the values of instruments being measured.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

In accordance with the provisions of ASC 815-15, “Embedded Derivatives”, Kyocera elects the fair value option for all hybrid financial instruments. Gains on hybrid financial instruments in the amount of ¥85 million and ¥16 million were recorded in other, net on the consolidated statements of income for the six months ended September 30, 2010 and 2011, respectively. Gains on hybrid financial instruments in the amount of ¥56 million and ¥2 million were recorded in other, net on the consolidated statements of income for the three months ended September 30, 2010 and 2011, respectively.

The following table presents additional information about Level 3 corporate bonds and other debt securities measured at fair value on recurring basis for the six months ended September 30, 2010 and 2011, and the three months ended September 30, 2010 and 2011.

	Six months ended September 30,
	2010	2011
	(Yen in millions)
Balance at beginning of period	¥33	¥94
Total gains or losses (realized/unrealized)
Included in earnings (losses)	—	—
Included in other comprehensive income	(3)	(6)
Purchase, issuance and settlements	—	—
Transfer in and/or out of Level 3	(9)	(75)

Balance at end of period	¥21	¥13

	Three months ended September 30,
	2010	2011
	(Yen in millions)
Balance at beginning of period	¥30	¥15
Total gains or losses (realized/unrealized)
Included in earnings (losses)	—	—
Included in other comprehensive income	0	(2)
Purchase, issuance and settlements	—	—
Transfer in and/or out of Level 3	(9)	—

Balance at end of period	¥21	¥13

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2011		September 30, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥44,012	¥44,054	¥45,145	¥45,129
Long-term investments in debt and equity securities	377,075	377,092	380,215	380,206
Other long-term investments (excluding investments in affiliates and unconsolidated subsidiaries)	15,585	15,585	17,520	17,527

Total	¥436,672	¥436,731	¥442,880	¥442,862

Liabilities (b):
Long-term debt (including due within one year)	¥35,225	¥35,332	¥31,304	¥31,387

Total	¥35,225	¥35,332	¥31,304	¥31,387

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2011 and September 30, 2011 were ¥15,363 million and ¥15,341 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2011 and September 30, 2011 are as follows:

	March 31, 2011	September 30, 2011
	(Yen in millions)
Finished goods	¥111,487	¥122,162
Work in process	47,388	46,084
Raw materials and supplies	74,024	86,245

Total	¥232,899	¥254,491

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2011 and September 30, 2011 are as follows:

	March 31, 2011	September 30, 2011
	(Yen in millions)
Other current assets	¥619	¥573
Other long-term investments	¥329	¥65
Other assets	¥1,876	¥1,666

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH and its consolidated subsidiaries (TA), consolidated German subsidiaries of Kyocera Mita Corporation. These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA estimates allowance for doubtful accounts related to lease receivables at the portfolio level.

	Six months ended September 30,
	2010	2011
	(Yen in millions)
Balance at beginning of period	¥571	¥493
Charged to costs or expenses, or charge-offs	158	12
Others*	(49)	(63)

Balance at end of period	¥680	¥442

	Three months ended September 30,
	2010	2011
	(Yen in millions)
Balance at beginning of period	¥554	¥554
Charged to costs or expenses, or charge-offs	92	(53)
Others*	34	(59)

Balance at end of period	¥680	¥442

*	Others consist mainly of foreign currency translation.

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2011 and September 30, 2011 were ¥34,369 million and ¥29,497 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 55% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts and currency swaps, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps mainly to convert a portion of its variable rates debt to fixed rates debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts and currency swaps to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables, payables and borrowings are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2011 and September 30, 2011 are as follows:

	September 30, 201	September 30, 201
	March 31, 2011	September 30, 2011
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥13,852	¥12,399
Interest rate swaps	590	936

Total	¥14,442	¥13,335

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥144,006	¥120,686
Currency swaps	226	180

Total	¥144,232	¥120,866

Total derivatives	¥158,674	¥134,201

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2011 and September 30, 2011 are as follows:

	September 30, 201	September 30, 201	September 30, 201
	Location	March 31, 2011	September 30, 2011
		(Yen in millions)
Derivative Assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥72	¥183

Total		¥72	¥183

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥259	¥6,476
Currency swaps	Other current assets	7	5

Total		¥266	¥6,481

Total derivatives		¥338	¥6,664

Derivative Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥117	¥146
Interest rate swaps	Other current liabilities	20	34

Total		¥137	¥180

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥3,509	¥118

Total		¥3,509	¥118

Total derivatives		¥3,646	¥298

The location and amount of derivative financial instruments in the comprehensive income for the six months ended September 30, 2010 and 2011 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in other comprehensive income

		Six months ended September 30,
		2010	2011
		(Yen in millions)
Foreign currency forward contracts		¥(41)	¥38
Interest rate swaps		11	(1)

Total		¥(30)	¥37

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)
		Six months ended September 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥9	¥(106)
Foreign currency forward contracts	Cost of sales	118	203
Interest rate swaps	Interest expense	10	9

Total		¥137	¥106

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
		Six months ended September 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥5	¥1

Total		¥5	¥1

Derivatives not designated as hedging instruments: Gains (losses) recognized in income
		Six months ended September 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(1)	¥9,608
Currency swaps	Foreign currency transaction gains, net	1	(2)

Total		¥0	¥9,606

The location and amount of derivative financial instruments in the comprehensive income for the three months ended September 30, 2010 and 2011 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in other comprehensive income

		Three months ended September 30,
		2010	2011
		(Yen in millions)
Foreign currency forward contracts		¥(142)	¥24
Interest rate swaps		3	(4)

Total		¥(139)	¥20

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)
		Three months ended September 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥(99)	¥(15)
Foreign currency forward contracts	Cost of sales	258	88
Interest rate swaps	Interest expense	5	4

Total		¥164	¥77

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
		Three months ended September 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥5	¥0

Total		¥5	¥0

Derivatives not designated as hedging instruments: Gains (losses) recognized in income
		Three months ended September 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(5,023)	¥6,622
Currency swaps	Foreign currency transaction gains, net	2	(11)

Total		¥(5,021)	¥6,611

9. BENEFIT PLANS

Domestic:

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the six months ended September 30, 2010 and 2011 include the following components:

	0000002010000000	0000002010000000
	Six months ended September 30,
	2010	2011
	(Yen in millions)
Service cost	¥4,324	¥4,649
Interest cost	1,318	1,251
Expected return on plan assets	(1,628)	(1,678)
Amortization of prior service cost	(2,164)	(2,164)
Recognized actuarial loss	386	570

Net periodic pension costs	¥2,236	¥2,628

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended September 30, 2010 and 2011 include the following components:

	0000002010000000	0000002010000000
	Three months ended September 30,
	2010	2011
	(Yen in millions)
Service cost	¥2,170	¥2,324
Interest cost	659	626
Expected return on plan assets	(814)	(839)
Amortization of prior service cost	(1,082)	(1,082)
Recognized actuarial loss	193	285

Net periodic pension costs	¥1,126	¥1,314

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries (KII), AVX Corporation and its consolidated subsidiaries (AVX), and TA Triumph-Adler GmbH maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at KII, AVX and TA Triumph-Adler GmbH for the six months ended September 30, 2010 and 2011 include the following components:

	0000002010000000	0000002010000000
	Six months ended September 30,
	2010	2011
	(Yen in millions)
Service cost	¥160	¥155
Interest cost	951	903
Expected return on plan assets	(571)	(614)
Amortization of prior service cost	5	4
Recognized actuarial loss	122	121

Net periodic pension costs	¥667	¥569

Net periodic pension costs at KII, AVX and TA Triumph-Adler GmbH for the three months ended September 30, 2010 and 2011 include the following components:

	0000002010000000	0000002010000000
	Three months ended September 30,
	2010	2011
	(Yen in millions)
Service cost	¥77	¥75
Interest cost	461	439
Expected return on plan assets	(276)	(299)
Amortization of prior service cost	2	2
Recognized actuarial loss	59	59

Net periodic pension costs	¥323	¥276

10. INCOME TAXES

The effective tax rates for the six and three months ended September 30, 2011 of 32.9% and 32.7% were higher than for the six and three months ended September 30, 2010 of 26.4% and 20.7%. The upward difference is mainly due to a reversal of valuation allowance against deferred tax assets at a certain overseas subsidiary for the three months ended September 30, 2010.

11. COMMITMENTS AND CONTINGENCIES

As of September 30, 2011, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥14,750 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases as of September 30, 2011 are as follows:

September 30, 2011
(Yen in millions)
Due within 1 year	¥4,331
Due after 1 year but within 2 years	2,820
Due after 2 years but within 3 years	1,788
Due after 3 years but within 4 years	1,343
Due after 4 years but within 5 years	887
Thereafter	1,068

Total	¥12,237

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the six months ended September 30, 2011 and during the three months ended September 30, 2011, Kyocera purchased ¥9,193 million and ¥4,755 million, respectively and is obligated to purchase ¥204,213 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of September 30, 2011, the total amount of these guarantees was ¥616 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with sites at which remediation is required. Because CERCLA imposes joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. We believe that any liability resulting from these sites will be apportioned among AVX and other PRPs.

To resolve AVX’s liability at each of the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. AVX has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to its apportioned share of the liabilities. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions during clean-up or substantial cost overruns for the chosen remedy.

In 2007, AVX received notification from the EPA and the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. In 1991, in connection with that consent decree, AVX paid ¥5,082 million, plus interest, toward the environmental conditions at, and remediation of, the harbor in settlement with the EPA and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥10,049 million. The EPA has indicated that remediation costs through October 22, 2010 were approximately ¥32,933 million, not all of which is subject to the reopener provisions. In March 2011, EPA issued a proposal providing alternative remedial action plan to the existing plan for which the future cost estimates ranging from ¥27,874 million to ¥30,877 million, net present value.

AVX has not received complete documentation of past response cost from EPA and therefore has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether it can avoid responsibility for all, or some portion, of these past or future costs because the remediation method has changed over time and costs can be appropriately allocated to parties other than AVX. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts. AVX is continuing to investigate the claim as well as potential defenses and other actions with respect to the site. In light of the foregoing, it is not reasonably possible to estimate a range of loss and accordingly, no accrual for costs has been recorded at AVX. Therefore, the potential impact of this matter on Kyocera’s consolidated results of operations, financial condition and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

12. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution for the payment of year-end dividends at the ordinary general shareholders’ meeting held on June 28, 2011, Kyocera declared cash dividends totaling ¥12,846 million, ¥70 per share of common stock effective June 29, 2011 to shareholders of record on March 31, 2011.

Based on the resolution for the payment of interim dividends at the board of directors held on October 27, 2011, Kyocera declared cash dividends totaling ¥11,007 million, ¥60 per share of common stock effective December 5, 2011 to shareholders of record on September 30, 2011.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the six months ended September 30, 2010 and 2011 are as follows:

	Six months ended September 30,
	2010			2011
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Balance at beginning of period	¥1,345,235	¥62,027	¥1,407,262	¥1,420,263	¥63,096	¥1,483,359
Comprehensive income (loss)	(29)	(963)	(992)	23,280	(106)	23,174
Cash dividends to Kyocera Corporation’s shareholders	(11,011)	—	(11,011)	(12,846)	—	(12,846)
Cash dividends to noncontrolling interests	—	(860)	(860)	—	(877)	(877)
Other	27	(156)	(129)	(477)	(278)	(755)

Balance at end of period	¥1,334,222	¥60,048	¥1,394,270	¥1,430,220	¥61,835	¥1,492,055

Comprehensive income (loss) for the six months ended September 30, 2010 and 2011 are as follows:

	Six months ended September 30,
	2010			2011
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥61,960	¥3,863	¥65,823	¥46,768	¥3,959	¥50,727
Net unrealized gains (losses) on securities	(32,441)	50	(32,391)	3,871	(64)	3,807
Net unrealized gains (losses) on derivative financial instruments	(30)	44	14	37	17	54
Pension adjustments	(811)	(40)	(851)	(548)	60	(488)
Foreign currency translation adjustments	(28,707)	(4,880)	(33,587)	(26,848)	(4,078)	(30,926)

Comprehensive income (loss)	¥(29)	¥(963)	¥(992)	¥23,280	¥(106)	¥23,174

Comprehensive income (loss) for the three months ended September 30, 2010 and 2011 are as follows:

	Three months ended September 30,
	2010			2011
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥32,067	¥2,182	¥34,249	¥21,964	¥2,021	¥23,985
Net unrealized gains (losses) on securities	(8,360)	41	(8,319)	(16,974)	(67)	(17,041)
Net unrealized gains (losses) on derivative financial instruments	(139)	4	(135)	20	12	32
Pension adjustments	(412)	28	(384)	(202)	37	(165)
Foreign currency translation adjustments	(8,127)	(1,429)	(9,556)	(21,428)	(2,972)	(24,400)

Comprehensive income (loss)	¥15,029	¥826	¥15,855	¥(16,620)	¥(969)	¥(17,589)

13. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Six months ended September 30,
	2010	2011
	(Yen in millions)
Research and development expenses	¥23,463	¥23,665
Advertising expenses	¥3,119	¥3,496
Shipping and handling cost included in selling, general and administrative expenses	¥8,173	¥8,547

	Three months ended September 30,
	2010	2011
	(Yen in millions)
Research and development expenses	¥12,076	¥11,726
Advertising expenses	¥1,690	¥1,461
Shipping and handling cost included in selling, general and administrative expenses	¥4,154	¥4,335

14. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and LCD Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Ceramic Components,

Sapphire Substrates,

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

Ceramic Packages for CMOS/CCD Sensors,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Residential and Industrial Solar Power Generating Systems,

Solar Cells and Modules,

Cutting Tools, Micro Drills,

Medical and Dental Implants,

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Surface Acoustic Wave (SAW) Devices, RF Modules, Electro Magnetic Interference (EMI) Filters,

Timing Devices such as Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Clock Oscillators and Ceramic Resonators,

Connectors,

Thermal Printheads,

Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays (LCDs),

Touch Panels

(5) Telecommunications Equipment Group

Mobile Phone Handsets,

Personal Handy Phone System (PHS) Related Products such as PHS Mobile Phone Handsets and PHS Base Stations

(6) Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunction Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

(7) Others

Information Systems & Telecommunication Services,

Electrical Insulation and Sheet Materials, Synthetic Resin Molded Parts,

Real Estate Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI group) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Six months ended September 30,
	2010	2011
Amount of sales to KDDI group (Yen in millions)	¥78,226	¥57,812
Ratio of amount of sale to KDDI group to consolidated net sales (%)	12.3	9.6

	Three months ended September 30,
	2010	2011
Amount of sales to KDDI group (Yen in millions)	¥37,107	¥27,748
Ratio of amount of sale to KDDI group to consolidated net sales (%)	11.4	9.3

Information by reporting segments for the six and three months ended September 30, 2010 and 2011 is summarized as follows:

Reporting Segments

	Six months ended September 30,
	2010	2011
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥36,674	¥41,981
Semiconductor Parts Group	88,125	81,754
Applied Ceramic Products Group	95,620	90,712
Electronic Device Group	123,554	115,830
Telecommunications Equipment Group	122,282	90,024
Information Equipment Group	117,009	121,190
Others	68,071	76,186
Adjustments and eliminations	(13,943)	(13,409)

Net sales	¥637,392	¥604,268

Income before income taxes:
Fine Ceramic Parts Group	¥5,314	¥7,268
Semiconductor Parts Group	18,452	17,873
Applied Ceramic Products Group	15,692	6,356
Electronic Device Group	22,248	17,623
Telecommunications Equipment Group	1,904	326
Information Equipment Group	14,405	15,828
Others	4,633	3,495

Total operating profit	82,648	68,769
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	7,614	7,359
Adjustments and eliminations	(769)	(563)

Income before income taxes	¥89,493	¥75,565

Depreciation and amortization:
Fine Ceramic Parts Group	¥2,179	¥2,966
Semiconductor Parts Group	4,761	5,363
Applied Ceramic Products Group	5,845	7,078
Electronic Device Group	6,570	6,285
Telecommunications Equipment Group	5,395	4,376
Information Equipment Group	5,164	5,007
Others	2,293	2,262
Corporate	984	1,056

Total	¥33,191	¥34,393

Capital expenditures:
Fine Ceramic Parts Group	¥4,302	¥6,418
Semiconductor Parts Group	6,682	6,907
Applied Ceramic Products Group	8,349	5,314
Electronic Device Group	5,897	9,315
Telecommunications Equipment Group	1,739	2,183
Information Equipment Group	3,810	1,752
Others	1,123	1,414
Corporate	785	1,221

Total	¥32,687	¥34,524

Reporting Segments

	Three months ended September 30,
	2010	2011
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥19,441	¥21,466
Semiconductor Parts Group	45,317	40,979
Applied Ceramic Products Group	50,773	45,277
Electronic Device Group	64,005	56,413
Telecommunications Equipment Group	57,526	41,075
Information Equipment Group	58,544	61,000
Others	35,431	39,917
Adjustments and eliminations	(6,820)	(7,090)

Net sales	¥324,217	¥299,037

Income before income taxes:
Fine Ceramic Parts Group	¥2,992	¥3,816
Semiconductor Parts Group	9,468	8,568
Applied Ceramic Products Group	8,260	2,045
Electronic Device Group	12,768	8,217
Telecommunications Equipment Group	(3,228)	1,067
Information Equipment Group	8,902	8,214
Others	2,760	2,701

Total operating profit	41,922	34,628
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	1,547	1,409
Adjustments and eliminations	(299)	(394)

Income before income taxes	¥43,170	¥35,643

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,138	¥1,561
Semiconductor Parts Group	2,575	2,789
Applied Ceramic Products Group	3,136	3,793
Electronic Device Group	3,425	3,260
Telecommunications Equipment Group	2,315	2,198
Information Equipment Group	2,640	2,502
Others	1,158	1,141
Corporate	465	543

Total	¥16,852	¥17,787

Capital expenditures:
Fine Ceramic Parts Group	¥2,723	¥3,206
Semiconductor Parts Group	3,723	4,712
Applied Ceramic Products Group	5,715	3,440
Electronic Device Group	4,187	3,781
Telecommunications Equipment Group	1,023	1,342
Information Equipment Group	2,383	827
Others	467	595
Corporate	469	610

Total	¥20,690	¥18,513

Geographic segments (Net sales by region)

	Six months ended September 30,
	2010	2011
	(Yen in millions)
Net sales:
Japan	¥284,707	¥275,957
Asia	106,758	109,461
Europe	105,082	103,604
United States of America	110,691	85,876
Others	30,154	29,370

Net sales	¥637,392	¥604,268

	Three months ended September 30,
	2010	2011
	(Yen in millions)
Net sales:
Japan	¥145,951	¥141,725
Asia	55,818	53,730
Europe	52,184	50,333
United States of America	54,651	39,126
Others	15,613	14,123

Net sales	¥324,217	¥299,037

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Six months ended September 30,
	2010	2011
	(Yen in millions)
Net sales:
Japan	¥292,001	¥282,445
Intra-group sales and transfer between geographic areas	225,696	216,285

	517,697	498,730

Asia	91,030	94,499
Intra-group sales and transfer between geographic areas	93,331	85,837

	184,361	180,336

Europe	109,633	108,673
Intra-group sales and transfer between geographic areas	16,402	17,052

	126,035	125,725

United States of America	133,074	105,654
Intra-group sales and transfer between geographic areas	16,609	11,455

	149,683	117,109

Others	11,654	12,997
Intra-group sales and transfer between geographic areas	6,897	6,314

	18,551	19,311

Adjustments and eliminations	(358,935)	(336,943)

Net sales	¥637,392	¥604,268

Income before income taxes:
Japan	¥52,122	¥42,602
Asia	9,699	11,322
Europe	9,208	6,842
United States of America	10,567	9,160
Others	1,458	835

	83,054	70,761
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	7,614	7,359
Adjustments and eliminations	(1,175)	(2,555)

Income before income taxes	¥89,493	¥75,565

	Three months ended September 30,
	2010	2011
	(Yen in millions)
Net sales:
Japan	¥149,646	¥145,074
Intra-group sales and transfer between geographic areas	115,744	104,011

	265,390	249,085

Asia	47,550	46,317
Intra-group sales and transfer between geographic areas	45,503	42,547

	93,053	88,864

Europe	54,578	52,870
Intra-group sales and transfer between geographic areas	8,719	8,097

	63,297	60,967

United States of America	66,514	48,587
Intra-group sales and transfer between geographic areas	8,123	5,800

	74,637	54,387

Others	5,929	6,189
Intra-group sales and transfer between geographic areas	3,392	3,322

	9,321	9,511

Adjustments and eliminations	(181,481)	(163,777)

Net sales	¥324,217	¥299,037

Income before income taxes:
Japan	¥26,384	¥22,700
Asia	4,821	5,112
Europe	5,373	2,581
United States of America	5,484	4,034
Others	767	149

	42,829	34,576
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	1,547	1,409
Adjustments and eliminations	(1,206)	(342)

Income before income taxes	¥43,170	¥35,643

15. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Six months ended September 30,
	2010	2011
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥61,960	¥46,768

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥337.62	¥254.93
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥337.62	¥254.93

Basic weighted average number of shares outstanding	183,519	183,457
Diluted weighted average number of shares outstanding	183,519	183,457

	Three months ended September 30,
	2010	2011
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥32,067	¥21,964

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥174.74	¥119.73
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥174.74	¥119.73

Basic weighted average number of shares outstanding	183,519	183,446
Diluted weighted average number of shares outstanding	183,519	183,446

Reference Information (Unaudited)

1. Production (Sales price)

	Six months ended September 30,				Increase (Decrease) %
	2010		2011
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥37,506	5.8	¥42,981	7.1	14.6
Semiconductor Parts Group	90,707	14.0	84,495	14.1	(6.8)
Applied Ceramic Products Group	99,007	15.2	92,386	15.4	(6.7)
Electronic Device Group	127,596	19.6	115,578	19.3	(9.4)

Total Components Business	354,816	54.6	335,440	55.9	(5.5)
Telecommunications Equipment Group	123,875	19.0	85,896	14.3	(30.7)
Information Equipment Group	120,857	18.6	127,973	21.4	5.9

Total Equipment Business	244,732	37.6	213,869	35.7	(12.6)
Others	50,500	7.8	50,236	8.4	(0.5)

Production	¥650,048	100.0	¥599,545	100.0	(7.8)

2. Orders
	Six months ended September 30,				Increase (Decrease) %
	2010		2011
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥39,777	6.0	¥41,840	6.9	5.2
Semiconductor Parts Group	92,752	14.0	83,267	13.8	(10.2)
Applied Ceramic Products Group	99,858	15.0	94,020	15.5	(5.8)
Electronic Device Group	136,389	20.6	115,304	19.1	(15.5)

Total Components Business	368,776	55.6	334,431	55.3	(9.3)
Telecommunications Equipment Group	122,777	18.5	86,356	14.3	(29.7)
Information Equipment Group	116,400	17.5	120,933	20.0	3.9

Total Equipment Business	239,177	36.0	207,289	34.3	(13.3)
Others	69,543	10.5	76,461	12.7	9.9
Adjustments and eliminations	(13,836)	(2.1)	(13,881)	(2.3)	—

Orders	¥663,660	100.0	¥604,300	100.0	(8.9)